                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                         AMENDMENT NO. 1 TO SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       OPHTHALMIC IMAGING SYSTEMS, INC.
                                [Name of Issuer]

                           COMMON STOCK, NO PAR VALUE
                         [Title of Class of Securities]

                                     683737
                                 (CUSIP Number)

                                  Arthur Silber
                                5508 Randall Road,
                         Montreal, Quebec H4V 2V8, Canada
                                 (514) 847-6341

                                 with a copy to:

                                  Fred Fenster
                                 Heenan Blaikie
                       9401 Wilshire Boulevard, Suite 1100
                             Beverly Hills, CA 90212
                                 (310) 275-3600

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 26, 1999

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [___]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages.)

     CUSIP No. 683737                                          Page 2 of 5 Pages



--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Arthur Silber

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)    [__]
                                                                    (b)    [ x ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
            PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [___]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada

--------------------------------------------------------------------------------
                        7.       SOLE VOTING POWER
   NUMBER OF
                                 263,500
    SHARES              --------------------------------------------------------
                        8.       SHARED VOTING POWER
 BENEFICIALLY

   OWNED BY                      0
                        --------------------------------------------------------
     EACH               9.       SOLE DISPOSITIVE POWER

   REPORTING                     263,500

    PERSON              --------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER
     WITH
                                 0

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  263,500

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              N/A                                                          [___]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.3% BASED ON 4,155,428 SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF JULY 14, 1999

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSONS
                  IN

     CUSIP No. 683737                                          Page 3 of 5 Pages



--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Victoria Dadouche

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)    [__]
                                                                    (b)    [ x ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

            PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [___]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada

--------------------------------------------------------------------------------
                        7.       SOLE VOTING POWER
   NUMBER OF
                                 0
    SHARES              --------------------------------------------------------
                        8.       SHARED VOTING POWER
 BENEFICIALLY

   OWNED BY                      0
                        --------------------------------------------------------
     EACH               9.       SOLE DISPOSITIVE POWER

   REPORTING                     0

    PERSON              --------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER
     WITH
                                 0

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              N/A                                                          [___]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              N/A

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSONS
                  IN

CUSIP No. 683737                                               Page 4 of 5 Pages

Item 1.       Security and Issuer.

       This Schedule 13D relates to the shares of Common Stock, no par value ("Common Stock") of Ophthalmic Imaging Systems, Inc. (the "Company"). The address of the principal executive offices of the Company is 221 Lathrop Way, Suite 1, Sacramento California 95815.

Item 2.       Identity And Background.

       (a) This Schedule 13D is being filed by Arthur Silber and Victoria Dadouche, who are husband and wife. Victoria Dadouche disclaims beneficial ownership of the shares of Common Stock owned by Arthur Silber. Ms. Dadouche does not own beneficially any shares of the outstanding Common Stock; nevertheless, in an abundance of caution, Ms. Dadouche is voluntarily making this filing.

       (b) The address of the filing persons is 5508 Randall Road, Montreal, Quebec H4V 2V8, Canada.

       (c) Mr. Silber is Vice-President of Wood Gundy Private Client Investments, a division of CIBC World Markets Inc., 600 de Maisonneuve Boulevard W., Suite 3050, Montreal, Quebec H3A 3J2, Canada. Ms. Dadouche is not currently employed.

       (d)    Not Applicable.

       (e)    Not Applicable.

       (f)    Mr. Silber and Ms. Dadouche are both citizens of Canada.

Item 3.       Source and Amount of Funds or Other Consideration.

       The source of funds used to make the purchases was personal funds of Mr. Silber.

Item 4.       Purpose of Transaction.

       Mr. Silber has purchased Common Stock of the Company for investment purposes. Originally, such purchases were made in reliance on the merger agreement between the Company and Premiere Laser Systems, Inc. ("PREMIERE") that was not consummated. According to Amendment No. 14 to its Schedule 13D, Premiere has entered into another agreement to acquire by merger of all of the outstanding shares of common stock of the Company that it does not already own in exchange for shares of Premiere's Common Stock. Mr. Silber has indicated to the Company that he opposes such a transaction. He reserves the right to vote against the proposed merger, as well as any rights he may have as a dissenting shareholder under Sections 1300 et seq. of the California Corporations Code. While Mr. Silber at this time has no intention of seeking membership on the Company's Board of Directors or proposing an alternative transaction, he reserves the right to do so in the future.

CUSIP No. 683737                                               Page 5 of 5 Pages


       Subsequent to his initial investment in the Company, Mr. Silber has purchased additional shares on the open market, also for investment purposes. Ms. Dadouche originally acquired 191,500 shares of Common Stock from Mr. Silber; on October 26, 1999, Ms. Dadouche resold the shares to Mr. Silber.

       Mr. Silber owns sole voting power and sole dispositive power over the shares.

Item 5.       Interest in Securities of the Issuer.

       Mr. Silber owns 263,500 shares of Common Stock, as to which he has sole voting power and sole dispositive power, representing 6.3% of the outstanding shares (based on 4,155,428 shares of Common Stock outstanding, as of July 14, 1999, as set forth in the Company's Form 10-QSB for the fiscal quarter ending May 31, 1999). Since the most recent filing of his Schedule 13D, Mr. Silber purchased on the open market an additional 6,500 shares at $.582 per share on August 25, 1999, 4,000 shares at $.563 per share on September 1, 1999, 2,500 shares at $.75 per share on September 16, 1999, 2,500 shares at $.64 per share on September 28, 1999, 8,000 shares at $1.434 per share on October 22, 1999, and 17,000 shares at $1.375 per share on October 25, 1999 (prices per share are in U.S. dollars). On October 26, 1999, Mr. Silber purchased 191,500 shares from Ms. Dadouche at $1.188 per share, the then market price of the shares. Ms. Dadouche ceased to be the beneficial owner of any of the outstanding shares of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Not Applicable.

Item 7.       Material to be filed as Exhibits.

       Not Applicable.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 16, 199                    /s/ Arthur Silber
                                    --------------------------------------------
                                                 Arthur Silber



                                             /s/ Victoria Dadouche
                                    --------------------------------------------
                                                 Victoria Dadouche